Exhibit 99.1

Scienjoy Reports Unaudited First Quarter 2022 Financial Results

Revenues up 27.0% First Quarter Year Over Year

BEIJING, June 30, 2022 /PRNewswire/ -- Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “We”) (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced its financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Operating and Financial Highlights

●	Total net revenues increased by 27.0% to RMB 463.4 million (US$73.1 million) from RMB365.0 million in the same period of 2021, exceeding the high end of the estimated range for total net revenues released by the Company on May 17, 2022.

●	Gross profit increased by 42.8% to RMB114.5 million (US$18.1 million) from RMB80.1 million in the same period of 2021. Gross margin increased to 24.7% from 22.0% in the same period of 2021.

●	Net income increased by 17.3% to RMB83.2 million (US$13.1 million) from RMB71.0 million in the same period of 2021.

●	Adjusted net income decreased to RMB77.7 million (US$12.3 million) from RMB83.5 million in the same period of 2021.

●	Total paying users decreased to 248,988 from 291,949 in the same period of 2021.

●	Total number of active broadcasters decreased to 50,317 from 143,980 in the same period of 2021.

●	As of March 31, 2022, the Company had RMB205.4 million (US$32.4 million) in cash and cash equivalents, which represented a decrease from RMB240.9 million as of December 31, 2021.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “We started the new fiscal year by delivering solid results amid the resurgence of COVID-19 cases in China and the complex macro environment. In the first quarter of 2022, our financial metrics demonstrated strong resilience against market volatility and were a testimonial to our business strategies as we provided high-quality content across our platforms to our users. The acquisition of Hongle.tv showed the continuing execution in expanding our platform categories. We remain confident in our business model and our ability to add additional value to our broadcasters and users. We will continue to leverage the strengths of our strong position in the market to enhance and expand the relationship with our users and deliver high-quality content to them. Moreover, developing the metaverse project remains a key focus for us, which will integrate user experience with advanced technologies, attract more users, and enhance our brand awareness. Looking ahead to the remainder of 2022, fueled by our continuing focus on research and development (R&D), we believe our multiple live streaming platforms, integrated with our advanced technologies and content investment, will position Scienjoy well to generate more value for our shareholders in the long term.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “In the first quarter of 2022, we delivered a strong financial performance with a 27% increase in our total revenue, compared to the same period of 2021. We maintained our healthy growth momentum, bolstered by the phenomenal rise of the digital economy and the successful execution of our business strategies. Reinforcing our competitive edge, we expanded our capabilities to improve users’ experience on our platforms including Hongle.tv acquired in December 2021 with our superior content. We continued our efforts to satisfy users’ demands for high-quality content on our platforms by further optimizing content and online infrastructure capacity through technology innovation. Also, our R&D investments in developing metaverse live streaming and upgrading our platform brands remained to be our fundamental support for future growth. As macroeconomic uncertainties remain in the near future, we will prioritize improving our operational efficiency and aim to achieve sustainable profitability in the long-term, while synchronizing our business model aligning with the trend of China's digital economy. We believe our financial position sets a solid foundation to support our growth objectives and strategic business development.”

First Quarter 2022 Financial Results

Total net revenues in the first quarter of 2022 increased by 27.0% to RMB463.4 million (US$73.1 million) from RMB365.0 million in the same period of 2021, because more quality content was provided through our integrated multiple live streaming platforms, including Hongren platforms we acquired in December 2021 and our ARPPU in the first quarter of 2022 increased by 46% comparing to the same period of 2021, partially offset by decrease in number of paying users.

Cost of revenues in the first quarter of 2022 increased by 22.5% to RMB349.0 million (US$55.0 million) from RMB284.9 million in the same period of 2021. This increase was primarily attributable to a year-over-year increase of RMB65.9 million, or 27.1%, in the Company’s revenue sharing fees and content costs, which was in line with the growth of the Company’s live streaming operations in the first quarter of 2022.

Gross profit in the first quarter of 2022 increased by 42.8% to RMB114.5 million (US$18.1 million) from RMB80.1 million in the same period of 2021.

Total operating expenses in the first quarter of 2022 increased by 81.6% to RMB36.2 million (US$5.7 million) from RMB20.0 million in the same period of 2021.

●	Sales and marketing expenses in the first quarter of 2022 decreased by 47.1% to RMB0.6 million (US$92,000) from RMB1.1 million in the same period of 2021, primarily due to fewer marketing activities.

●	General and administrative expenses in the first quarter of 2022 increased by 116.0% to RMB19.1 million (US$3.0 million) from RMB8.8 million in the same period of 2021. This increase was mainly caused by more consulting and professional fees due to the expansion of the Company, as well as higher employee salary and welfare as compared to the same period of 2021.

●	Research and development expenses in the first quarter of 2022 increased by 75.8% to RMB16.8 million (US$2.7 million) from RMB9.6 million in the same period of 2021. The increase was due to a higher R&D headcount and the Company had share based compensation of RMB2.0 million in the first quarter of 2022, no such expenses were incurred in the same period of 2021.

●	Recovery of doubtful accounts in the first quarter of 2022 was RMB0.3 million (US$41,000) as compared to a provision for doubtful accounts of RMB0.4 million in the same period of 2021, as a result of the Company’s increased collection efforts.

Income from operations in the first quarter of 2022 increased by 30.0% to RMB78.2 million (US$12.3 million) from RMB60.2 million in the same period of 2021.

Change in fair value of contingent consideration in the first quarter of 2022 recorded a gain of RMB4.7 million (US$748,000) as compared to a loss of RMB11.8 million in the same period of 2021. Change in fair value of contingent consideration is derived from the Company’s reverse recapitalization with Wealthbridge Acquisition Limited on May 7, 2020, acquisition of Beelive on August 10, 2020, and acquisition of Hongren on December 29, 2021 which involved payments of future contingent consideration upon the achievement of certain financial performance targets and specific market price levels. Earn out liabilities are recorded for the estimated fair value of the contingent consideration on the merger date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrant liabilities in the first quarter of 2022 recorded a gain of RMB4.5 million (US$710,000) as compared to a loss of RMB0.7 million in the same period of 2021. The Company’s warrants assumed from the SPAC acquisition that has complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative that are recorded as a liability at fair value. The warrant derivative liability is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Change in fair value of investment in the first quarter of 2022 decreased by 97.3% to RMB0.7 million (US$112,000) from 26.2 million in the same period of 2021. Change in fair value of investment is primarily related to investment in marketable securities. In January 2021, the Company, through its wholly owned subsidiary, Scienjoy Inc., purchased from Cross Wealth Investment Holding Limited, an entity related to two directors of the Company, 606,061 ordinary shares of Goldenbridge Acquisition Limited (“Goldenbridge”) for an aggregated consideration of US$2 million. Goldenbridge was formed as a special purpose acquisition company. The investment was classified as investment in marketable security, which is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Net income in the first quarter of 2022 increased by 17.3% to RMB83.2 million (US$13.1 million) from RMB71.0 million in the same period of 2021.

Adjusted net income in the first quarter of 2022, decreased to RMB77.7 million (US$12.3 million) from RMB83.5 million in the same period of 2021.

Basic and diluted net income per ordinary share in the first quarter of 2022 were both RMB2.34(US$0.37). In comparison, basic and diluted net income per ordinary share in the same period of 2021 were both RMB2.32.

Adjusted basic and diluted net income per ordinary share in the first quarter of 2022 were both RMB2.18 (US$0.34). In comparison, adjusted basic and diluted net income per ordinary share in the same period of 2021 were both RMB2.73.

The Company adopted ASU 2016-02, Leases (Topic 842) on January 1, 2022. The guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. The Company recognized right of use assets and lease liabilities of approximately RMB12.2 million and RMB11.7 million as of March 31, 2022.

As of March 31, 2022, the Company had cash and cash equivalents of RMB205.4 million (US$32.4 million) compared to RMB240.9 million as of December 31, 2021.

Business Outlook

The Company expects its total net revenues to be in the range of RMB 438 million to RMB 478 million in the second quarter of 2022. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly with respect to the potential impact of COVID-19 on the economy in China and other markets around the world.

Recent Developments

On December 29, 2021, the Company has entered into an equity acquisition framework agreement (the “Agreement”) to acquire 100% equity interest in Beijing Weiliantong Tech Co., Ltd (“Weiliantong”), which holds Hongle.tv, and 100% equity interest in Golden Shield Enterprises Limited ("Golden Shield"), which holds the NFT business for a total consideration of RMB280 million (approximately US$43.8 million). The objective of the Agreement is to support the Company's strategic growth initiative of acquiring the top-tier online live streaming platform Hongle.tv and expanding the NFT business scope. The transaction was closed on January 1, 2022.

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service ecosystem to delight and entertain users. With over 300 million registered users, Scienjoy currently operates five livestreaming platform brands, including Showself, Lehai, Haixiu, and BeeLive, which features both the Mifeng Chinese version and BeeLive International version, and Hongle.tv. Scienjoy uniquely combines a gamified business approach to livestreaming, in-depth knowledge of the livestreaming industry, and cutting-edge technologies such as blockchain, augmented reality (AR), virtual reality (VR), and big data, to create a unique user experience. Scienjoy is devoted to building a livestreaming Metaverse to provide users with the ultimate immersive experience, a social media network that transcends time and space, a digital community that spans virtual and physical reality, and a content-rich ecosystem. For more information, please visit http://ir.scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by the weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on March 31, 2022, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; the ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contacts

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Tina Xiao
Ascent Investor Relations
+1 (917) 609-0333
tina.xiao@ascent-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,	As of March 31,
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	240,947	205,362	32,395
Accounts receivable, net	206,307	222,375	35,079
Prepaid expenses and other current assets	165,409	79,446	12,532
Amounts due from related parties	1,059	2,052	324
Investment in marketable security	38,789	39,250	6,192
Total current assets	652,511	548,485	86,522

Property and equipment, net	1,674	1,782	281
Intangible assets, net	235,870	424,172	66,911
Goodwill	92,069	172,781	27,256
Long term investments	101,727	176,979	27,918
Long term deposits and other non-current assets	1,152	1,190	188
Deferred tax assets – non-current	4,352	4,145	654
Right of use assets	-	12,245	1,932
Total non-current assets	436,844	793,294	125,140
TOTAL ASSETS	1,089,355	1,341,779	211,662

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	85,801	61,089	9,640
Accrued salary and employee benefits	24,533	30,182	4,761
Accrued expenses and other current liabilities	16,181	5,710	901
Current portion of contingent consideration – earn-out liability	10,638	17,538	2,767
Warrant liabilities	10,324	5,769	910
Income tax payable	8,282	13,711	2,163
Deferred revenue	65,405	80,891	12,760
Lease liability-current	-	4,377	690
Total current liabilities	221,164	219,267	34,592

Non-current liabilities
Deferred tax liabilities	58,746	62,299	9,827
Contingent consideration – earn-out liability	-	8,235	1,299
Lease liability-non-current	--	7,334	1,157
Total non-current liabilities	58,746	77,868	12,283
TOTAL LIABILITIES	279,910	297,135	46,875
Commitments and contingencies Shareholders’ equity
Ordinary share, no par value, unlimited shares authorized, 34,743,152 and 30,844,641 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively
Class A ordinary shares	140,196	292,205	46,094
Class B ordinary shares	13,041	13,041	2,057
Shares to be issued	128,119	128,119	20,210
Statutory reserves	31,775	35,971	5,674
Retained earnings	479,199	558,229	88,058
Accumulated other comprehensive income	17,115	17,079	2,694
Total shareholders’ equity	809,445	1,044,644	164,787
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,089,355	1,341,779	211,662

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For three months ended
	March 31,	March 31,	March 31,
	2021	2022	2022
	RMB	RMB	US$
Live streaming - consumable virtual items revenue	354,236	445,339	70,250
Live streaming - time based virtual items revenue	9,098	7,465	1,178
Technical services	1,697	10,641	1,679
Total revenues	365,031	463,445	73,107

Cost of revenues	(284,892)	(348,969)	(55,049)

Gross profit	80,139	114,476	18,058

Operating expenses
Sales and marketing expenses	(1,104)	(584)	(92)
General and administrative expenses	(8,847)	(19,108)	(3,014)
Recovery of (provision for) doubtful accounts	(448)	259	41
Research and development expenses	(9,563)	(16,815)	(2,653)
Total operating expenses	(19,962)	(36,248)	(5,718)
Income from operations	60,177	78,228	12,340

Change in fair value of contingent consideration	(11,778)	4,740	748
Change in fair value of warrants liability	(778)	4,499	710
Change in fair value of investment	26,168	712	112
Interest income	738	496	78
Interest expense	(117)	-	-
Other expenses, net	-	60	9
Foreign exchange gain (loss), net	(93)	60	9

Income before income taxes	74,317	88,795	14,006

Income tax expenses	(3,359)	(5,569)	(878)

Net income	70,958	83,226	13,128
Other comprehensive income - foreign currency translation adjustment	(486)	(36)	(6)
Comprehensive income attributable to the Company’s shareholders	70,472	83,190	13,122

Weighted average number of shares
Basic	30,582,611	35,612,100	35,612,100
Diluted	30,582,611	35,612,100	35,612,100
Earnings per share
Basic	2.32	2.34	0.37
Diluted	2.32	2.34	0.37

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the three months ended
	March 31,	March 31,	March 31,
	2021	2022	2022
	RMB	RMB	US$

Net income	70,958	83,226	13,128
Less:
Change in fair value of contingent consideration	(11,778)	4,740	748
Change in fair value of warrants liability	(778)	4,499	710
Share based compensation	-	(3,726)	(588)
Adjusted net income *	83,514	77,713	12,258

Adjusted net income per ordinary share*
Basic	2.73	2.18	0.34
Diluted	2.73	2.18	0.34

 “Adjusted net income” is defined as net income excluding change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation.